Exhibit 28.1



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                                            FOR IMMEDIATE RELEASE
                                            APRIL 24, 2003
                                            FOR ADDITIONAL INFORMATION
                                            CONTACT:  RANDY J SIZEMORE
                                                      SENIOR VICE PRESIDENT, CFO
                                                          (260) 358-4680






                    NORTHEAST INDIANA BANCORP, INC. ANNOUNCES
            CASH DIVIDEND AND HOLDS EIGHTH ANNUAL SHAREHOLDER MEETING

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc., (NEIB), the parent company of First Federal Savings Bank, has announced that the Corporation will pay a cash dividend of $0.13 per common share. The dividend will be payable on May 21, 2003 to shareholders of record on May 07, 2003.

NEIB held its eighth annual shareholders' meeting April 23, 2003. The shareholders selected Michael S. Zahn and Randall C. Rider as directors of NEIB for terms to expire in 2006. The ratification of Crowe, Chizek and Company LLP as external auditors for the year ended December 31, 2003 was also approved by the shareholders.

The book value of NEIB's stock was $17.93 per common share as of March 31, 2003. The last reported trade of stock at the close of business on April 23, 2003 was $16.38 per common share and the number of outstanding shares was 1,483,909 as of the same date.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The Company offers a full array of banking, trust, and financial brokerage services to its customers through three full service branches in Huntington, Indiana. The Company is traded on The NASDAQ Stock Market under the symbol "NEIB".